

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

March 26, 2010

By U.S. mail and facsimile to (415) 398-1905

Mr. H. Thomas Hicks, Chief Financial Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111

      RE: **URS Corporation**
                Form 10-K for the fiscal year ended January 1, 2010
                Filed March 2, 2010
                File No. 1-07567

Dear Mr. Hicks:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended January 1, 2010

Management's Discussion and Analysis, page 38

Liquidity and Capital Resources, page 59

1. You state that for the year ended January 1, 2010, your primary sources of liquidity were cash flows from operations and proceeds from the sale of your equity investment in MIBRAG, as well as proceeds from the sale of mining equipment and other assets located in Bolivia following the termination of a mining contract. On pages 39, 50, 61 and 106, we note disclosures related to the termination of this singular Bolivian mining contract, from which you received

$47.4 million. However, on page 12, you disclose that certain material reductions in backlog resulted from the termination of two mining contracts. Please address the following:

- Clarify for us how many mining contracts were terminated during 2009. If two, please provide us detailed information relating to the other contract and the impact of that contract's termination on your financial statements.
- Tell us and revise future filings to disclose where the $47.4 million is reflected in your statement of cash flows.
- Tell us and revise future filings to disclose whether there was a gain or loss from the sale of the mining equipment and other assets in Bolivia, and if so, the amount and where it is reflected in your statement of operations.

Note 12. Income Taxes, page 113

2. You disclose on page 114 that there are foreign NOL carryovers of approximately $294.7 million that are offset by a valuation allowance of $274.3 million. From the deferred tax assets and liabilities tables on pages 114-115, your consolidated tax valuation allowance is $87.6 million. Please explain to us where the $274.3 million has been reflected in the financial statements. In future filings, please provide a reconciliation between amounts included in such statements to your aggregate tax valuation allowance, if materially different.

Evaluation of Disclosure Controls and Procedures, page 144

3. We note the qualification regarding the effectiveness of your controls under "Inherent Limitation on Effectiveness of Controls" on page 145. It appears that this qualification applies to your disclosure controls and procedures. Please confirm to us, and revise accordingly in future filings, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level.

Item 15. Exhibits, Financial Statement Schedules, page 146

4. We note that you have not filed on EGDAR the schedules and the exhibits to the Credit Agreement dated as of November 15, 2007 (Exhibit 4.1). Please file the complete copy of the agreement with your next Exchange Act periodic report.

* * * *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti at (202) 551-3369 or, in her absence, Andrew Schoeffler at (202) 551-3748, with any other questions.

Sincerely,

Terence O'Brien
Branch Chief